

December 2, 2005

By U.S. Mail and Facsimile at (212) 446-6460

Andrew Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022

> **Re: Net2Phone, Inc.**
> **Schedule 14D-9 filed November 25, 2005**
> **File No. 5-56655**

Dear Mr. Nagel:

We have the following comments on the above-referenced filing:

Schedule TO/13E-3

1. Disclose the dollar value to be received by officers and directors as a result of any change in control or similar agreement both individually and as a group as a result of the transaction.

2. Please revise your disclaimer of responsibility for information contained in your document that has been furnished by IDT. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

Factors Considered by the Independent Committee

3. This section indicates that the board, in determining whether or not to approve the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board's position. Please revise this section to clarify how the enumerated factors are in fact reasons that support the board's decision to make no recommendation to security holders.

4. In addition, please expand the "factors" to explain how and whether they support the decision to make no recommendation. Vague statements of topics are not sufficient. Instead, briefly explain what the board analyzed in relation to the market conditions, industry trends, etc., and how this information contributed its decision.

December 2, 2005

<u>Closing Information</u>

Please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

December 2, 2005